Filed Pursuant to Rule 433

Registration No. 333-249740

Supplementing the Preliminary Prospectus

Supplement dated November 7, 2022

(To Prospectus dated October 30, 2020)

Ecolab Inc.

$500,000,000 5.250% Notes due 2028

Pricing Term Sheet

November 7, 2022

Issuer:	Ecolab Inc.
Type of Offering:	SEC Registered (No. 333-249740)
Anticipated Ratings*:	A3 (Negative outlook) by Moody’s Investors Service, Inc. A- (Negative outlook) by S&P Global Ratings A- (Stable outlook) by Fitch Ratings, Inc.
Trade Date:	November 7, 2022
Settlement Date**:	November 17, 2022 (T+7)
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Barclays Capital Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC MUFG Securities Americas Inc.
Senior Co-Managers:	Mizuho Securities (USA) LLC SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Manager:	Siebert Williams Shank & Co., LLC
Principal Amount:	$500,000,000
Maturity Date:	January 15, 2028
Coupon:	5.250%
Interest Payment Dates:	January 15 and July 15, beginning July 15, 2023 (long first coupon)
Price to Public:	99.402%
Benchmark Treasury:	UST 4.125% due October 31, 2027
Benchmark Treasury Price and Yield:	98-27 ¾; 4.381%
Spread to Benchmark Treasury:	+100 basis points
Yield to Maturity:	5.381%
Make-Whole Call:	T+15 bps

Par Call:	On or after December 15, 2027
CUSIP/ISIN:	278865BP4 / US278865BP48

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the notes will be made against payment therefor on or about November 17, 2022, which is seven business days following the date of pricing of the notes (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade their notes on any date prior to two business days before delivery should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, Citigroup Global Markets Inc. toll-free at (800)-831-9146 or Goldman Sachs & Co. LLC toll-free at (866) 471-2526.

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